Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company:  Canadian National Railway Company
                                                   Commission File No. 333-94399


[CN LOGO]                                                                   News
North America's Railroad                                   FOR IMMEDIATE RELEASE


                                            Stock symbols: TSE: CNR / NYSE: CNI


                                                                      www.cn.ca


                    Canadian National's Paul M. Tellier says
                  80 per cent of stakeholders at STB hearings
                         opposed rail-merger moratorium

               Moratorium supports rail competitors' complacency
                        about poor industry performance


WASHINGTON, April 4, 2000 -- Canadian National President and Chief Executive Officer Paul M. Tellier said today the U.S. Surface Transportation Board's
(STB) decision to impose a 15-month moratorium on rail merger activity appears to have ignored significant shipper opposition to such a moratorium.

Tellier, speaking to the National Association of Rail Shippers' annual national transportation seminar here, said: "One has to ask whether the STB weighed all the evidence" during four days of hearings on rail consolidations that preceded the agency's moratorium announcement on March 17. "I don't think so."

Tellier said no consensus emerged from the STB's hearings to support a merger moratorium. In fact, 80 per cent of the 434 stakeholders who participated in the proceedings urged the STB not to take such a course of action. Of those, 88 per cent were shippers. U.S. Secretary of Transportation Rodney Slater and Edward Emmett, president of the National Industrial Transportation League, the largest shipper group in the U.S., were among those who spoke against a merger moratorium.

"The only group that unanimously endorsed the moratorium was our competitors," Tellier said. "I deplore that, because other railroads had a number of problems with their mergers, we are being put on hold.

"The STB does not exist to protect the other railroads from competition, but to promote competition. Our transaction [with Burlington Northern Santa Fe Corporation (BNSF)] would have the effect of promoting competition."

CN believes the STB moratorium is unlawful and is seeking to overturn it in the U.S. Court of Appeals. Tellier said he is confident the STB will review the CN/BNSF combination in an unbiased manner if the court rules the moratorium must be withdrawn.

Tellier singled out for sharp criticism competing railroads that lobbied in favor of a moratorium, and he charged that these same carriers are dangerously complacent about the industry's shortcomings.

"Just as I was not happy with the STB's ruling, I'm not happy with the approach taken by our peers in the railroad industry. The railroads that spoke out against our combination are trying to protect the status quo."

Tellier said the status quo isn't good enough. "Too often, when I get together with my fellow members of the Association of American Railroads, I try to explain that the rail industry has a problem" with service, reliability, working together, revenue growth, the perception of lack of rail competition and the industry's image with the investing public.

"Before you solve any problem, you first have to acknowledge there is a problem."

Tellier said the rail industry requires a fundamental change in its thinking about service - it must develop a "deep desire for excellence...a recognition that we must improve and a strong determination to do so."

CN is a work in progress, he said, but it has made huge strides in focusing on improving customer service.

CN's record shows a clear commitment to shippers and receivers:

     o Adoption of a customer bill of rights in 1998 based on a clear accountability for CN's service commitments;

     o A highly successful, problem-free 1999 merger with Illinois Central Corporation;

     o A comprehensive marketing agreement with Kansas City Southern Railway Company in 1998;

     o A service plan, built on precise schedules, that's currently delivering 90 per cent on-time performance for shipments, measured at a dock-to-dock level of performance;

     o The proposed end-to-end combination of CN and BNSF, a combination of the rail industry's service leaders in a no-debt, no-premium transaction;

     o Unprecedented written guarantees that shippers will receive equal or better service over the CN/BNSF network and that gateways will remain open after the combination takes effect.

     o    A commitment to move aggressively into electronic commerce.

"We've tried to put CN at the leading edge of making the kind of changes our customers told us they wanted," Tellier said. "And if that means that we and BNSF leave the other big railroads behind and set out on a path all our own, that's all right with me."

CN and BNSF announced their proposed combination through a new company, North American Railways Inc., on Dec. 20, 1999. The combination will create a rail system stretching 50,000 route miles, linking eight Canadian provinces and 33 states in the western and central United States, and employing 67,000 people. The combined system will offer North American rail shippers greatly expanded single-line service options and gateway choices; a coordinated marketing plan; reduced transit times; enhanced reliability; unified customer service information, including easier tracking, tracing and ordering; simplified billing; greater capacity; and improved asset utilization.

Comprehensive information about the CN/BNSF combination is available at a new Web site, www.cn-bnsfcombination.com.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.


CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. This filing also includes the proxy statement for the shareholders' meeting to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination, because they contain important information. These documents may be obtained for free at the SEC Web site, www.sec.gov, or the Web site of the Canadian Securities Administrators, www.sedar.com. Other filings made by CN on forms 40-F and 6-K and CN's annual information form may be obtained for free from the CN Corporate Secretary at (514) 399-6569. Other filings made by BNSF on forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.

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Contact:  Mark Hallman
          System Director, Media Relations
          (416) 217-6390